December 11, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated November 10, 2015, regarding
Golden Queen Mining Co. Ltd.
Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
Form 10-Q for the Quarter Ended June 30, 2015
Filed August 10, 2015
File No. 000-21777

Dear Ms. Jenkins:

This letter responds to the staff’s comments addressed to Golden Queen Mining Co. Ltd. set forth in the November 10, 2015, letter regarding the above-referenced Forms 10-K and 10-Q. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 10-K for the Year Ended December 31, 2014

Mine Development Commitments and Contractual Obligations, page 53

Staff Comment No. 1.

We note from the footnote to the table of contractual obligations that the amounts included therein are limited to the obligations of GQM LLC and exclude your other obligations as of December 31, 2014. Please confirm that you will include all of your contractual obligations in your table in future filings, or tell us your basis or rationale for excluding them.

Tia L. Jenkins December 11, 2015 Page 2

Golden Queen Mining Co. Ltd.’s Response:

We will include the contractual obligations of Golden Queen Mining Co. Ltd. in the table of contractual obligations in future filings.

Disclosure Controls and Procedures, page 67

Staff Comment No. 2.

We note you disclose that your disclosure controls and procedures were effective “in assuring [your CEO and CFO] in a timely manner that material information required to be disclosed in this report has been properly recorded, processed, summarized and reported.” Please note that the definition of disclosure controls and procedures in Rule 13a-15(e) of the Securities Exchange Act also includes both “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and “controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please confirm to us that a) your disclosure controls and procedures were effective, pursuant to this definition, as of December 31, 2014 and b) you will expand your disclosure in future filings to either include this full definition or to state your effectiveness in relation to disclosure controls and procedures as required by this Item. Provide us with a sample of your proposed future disclosure.

Golden Queen Mining Co. Ltd.’s Response:

We confirm that our disclosure controls and procedures were effective as of December 31, 2014.

We intend to expand our disclosure in future filings to include the following description of our disclosure controls and procedures:

“The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. These rules refer to the controls and other procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our Exchange Act reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. It is management’s responsibility to establish and maintain adequate disclosure controls and procedures.”

Tia L. Jenkins December 11, 2015 Page 3

Note 1 – Basis of Presentation and Ability to Continue as a Going Concern

Staff Comment No. 3.

It appears that your parent company and intermediate holding companies are restricted from accessing the net assets of GQM LLC. Please expand your disclosure in future filings to further describe the nature and significant terms of these restrictions. Refer to Rule 4-08(e) of Regulation S-X. Please provide your proposed disclosure as part of your response.

Golden Queen Mining Co. Ltd.’s Response:

The Company has reviewed Rule 4-08(e) of Regulation S-X and has determined that the “third party” concept within the regulation would not be applicable to the Company given the current structure of the of the entities. GQM LLC is considered a Variable Interest Entity (“VIE”) and as such there is no presumption that the Company would have access to the net assets because it is a VIE. The restrictions on the access to the net assets of GQM LLC are determined by the Board of Managers of GQM LLC. Going forward the Company will include the following disclosure:

“The Company’s access to the net assets of GQM LLC is determined by the Board of Managers of GQM LLC. The Board of Managers of GQM LLC determine when and if distributions from GQM LLC are made to the holders of its membership units.”

Staff Comment No. 4.

We also note you have not included condensed financial information for the parent company. Please tell us how you considered the guidance of Staff Accounting Bulletin Topic 6.K.2 and Rule 5-04 of Regulation S-X (pertaining to Schedule I) in your conclusion to exclude condensed financial information for the parent company. If applicable, please tell us how you computed your proportionate share of the restricted net assets of GQM LLC to your consolidated net assets in arriving at your conclusion and provide us with your computations as part of your response.

Golden Queen Mining Co. Ltd.’s Response:

The Company reviewed the requirements in Staff Accounting Bulletin Topic 6.K.2 and Rule 5-04 of Regulation S-X (pertaining to Schedule I) and we feel there is sufficient footnote disclosure of the VIE within the notes, which, in a dual entity structure, makes the parent entity’s financial information readily available.

Form 10-Q for the Quarter Ended June 30, 2015

Evaluation of Disclosure Controls and Procedures, page 27

Staff Comment No. 5.

We note you have concluded “other than as noted below” that your disclosure controls and procedures are effective. Please note that qualified conclusions are not appropriate; your disclosure controls and procedures are either effective or ineffective. Please confirm that in future filings you will either conclude your disclosure controls and procedures are ineffective or effective, without qualification. Provide us with your proposed future disclosure as part of your response.

Tia L. Jenkins December 11, 2015 Page 4

Golden Queen Mining Co. Ltd.’s Response:

We will remove qualified conclusions from future filings. Our disclosure in future Quarterly filings will read as follows:

“Our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures as of XXX (quarter ended) and concluded that they were effective. There were no changes in internal controls over financial reporting during the quarter ended XXX that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Golden Queen Mining Co. Ltd. hereby acknowledges that:

•	Golden Queen Mining Co. Ltd. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Golden Queen Mining Co. Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (617) 784-2127, or Kenneth G. Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely,
Golden Queen Mining Co. Ltd.

Thomas C. Clay
Interim Chief Executive Officer

cc:	Kenneth G. Sam, Dorsey & Whitney LLP